

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Ethan Brown
President and Chief Executive Officer
BEYOND MEAT, INC.
888 N. Douglas Street, Suite 100
El Segundo, California 90245

> **Re: BEYOND MEAT, INC.**
> **Registration Statement on Form S-3**
> **Filed September 29, 2025**
> **File No. 333-290573**

Dear Ethan Brown:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Cathy Birkeland